EXHIBIT 23.2

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Chemung Financial Corporation:

We consent to incorporation by reference in the registration statement on Form S-8 (File No. 33-104663) of Chemung Financial Corporation relating to the Chemung Canal Trust Company Profit Sharing, Savings, and Investment Plan, of our report dated March 3, 2006, relating to the consolidated balance sheet of Chemung Financial Corporation and subsidiaries as of December 31, 2005, and the related consolidated statements of income, shareholders' equity and comprehensive income, and cash flows for each of the years in the two-year period ended on December 31, 2005, which report appears in the December 31, 2006 Annual Report on Form 10-K of Chemung Financial Corporation.

/s/ KPMG LLP
Albany, New York

March 15, 2007